Exhibit(a)(5)(i)

301 Galveston Drive Redwood City, CA 94063 650.298.5300 main 650.364.2715 fax www.maxygen.com

For Immediate Release

Maxygen, Inc. Commences Dutch Auction Tender Offer

to Repurchase 6,557,377 Shares of Common Stock

REDWOOD CITY, Calif., November 13, 2009 — Maxygen, Inc. (Nasdaq: MAXY), a biotechnology company focused on the development of improved protein drugs, today announced that it is commencing a modified “Dutch Auction” tender offer to repurchase 6,557,377 shares of its common stock, representing approximately 17% of Maxygen’s outstanding shares. The closing price of Maxygen’s common stock on the Nasdaq Global Market on November 12, 2009 was $5.03.

Maxygen intends to finance the repurchases from cash on hand. At September 30, 2009, cash, cash equivalents and marketable securities totaled $203.0 million, $20.3 million of which was held by Maxygen’s majority-owned subsidiary, Perseid Therapeutics LLC, and may only be used for Perseid’s operations.

Under the tender offer, stockholders will have the opportunity to tender some or all of their shares at a price within a range of $5.30 to $6.10 per share. Based on the number of shares tendered and the prices specified by the tendering stockholders, Maxygen will determine the lowest per share price within the range that will enable it to buy 6,557,377 shares, or such lesser number of shares that are properly tendered. If more than 6,557,377 shares are properly tendered at or below the determined price per share, Maxygen will purchase shares tendered at the determined price per share, on a pro rated basis. Additionally, if more than 6,557,377 shares are properly tendered, the number of shares to be repurchased by Maxygen pursuant to the tender offer may, at the discretion of Maxygen, be increased by up to 2% of Maxygen’s outstanding shares, or approximately 787,726 shares, without amending or extending the tender offer.

Stockholders whose shares are purchased in the offer will be paid the determined purchase price per share net in cash, without interest, promptly after the expiration of the offer period. The offer is not contingent upon any minimum number of shares being tendered, and is subject to a number of other terms and conditions specified in the offer to purchase that is being distributed to stockholders. The offer will expire at 12:00 midnight, New York City Time, on Friday, December 11, 2009 (which is the end of the day on December 11, 2009), unless extended by Maxygen. Tenders of Maxygen’s common stock must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer.

The information agent for the offer is Okapi Partners LLC and the depositary for the offer is Computershare Trust Company. Lazard Freres & Co. LLC is providing strategic advisory services to Maxygen in connection with the offer. None of Maxygen, its board of directors or the information agent is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by Maxygen.

IMPORTANT NOTICE: This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any shares of Maxygen’s common stock. The tender offer is being made solely by the offer to purchase, the related letter of transmittal and other related documents that Maxygen is sending to its stockholders. The materials will be filed as exhibits to Maxygen’s tender offer statement on Schedule TO, which will be filed with the Securities and Exchange Commission, as well as any subsequent amendment or supplement. These tender offer materials contain important information that investors are urged to read carefully before making any decision with respect to the tender offer. Each of these documents has been or will be filed with the Securities and Exchange Commission, and investors may obtain them for free from the Securities and

Exchange Commission at its website (www.sec.gov) or from Okapi Partners, the information agent for the tender offer, by directing such request to: Okapi Partners LLC, 780 Third Avenue, 30th Fl., New York, NY 10017, telephone (212) 297-0720 or toll-free (877) 285-5990.

Cautionary Statement Regarding Maxygen Forward-Looking Statements

This press release contains forward-looking statements. These statements are based on the current expectations and beliefs of Maxygen’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include references to completion of the tender offer and the payment for shares related thereto. These statements, including their underlying assumptions, are subject to risks and uncertainties and are not guarantees of future performance. Results may differ due to various factors such as the possibility that stockholders may not tender their shares in the tender offer, or other conditions to completion of the tender offer are not satisfied. For further details of these risks, you should read our filings with the Securities and Exchange Commission related to the tender offer, including our Schedule TO and the documents referred to therein. Except as required by law, Maxygen is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

About Maxygen

Maxygen is a biopharmaceutical company focused on developing improved versions of protein drugs through both internal development and external collaborations and other arrangements. Maxygen uses its proprietary DNA shuffling technology and extensive protein modification expertise to pursue the creation of biosuperior proteins. For more information, please visit www.maxygen.com.

Contact:

Okapi Partners LLC

Patrick McHugh / Bruce H. Goldfarb

(212) 297-0720

info@okapipartners.com